CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	JUNE 30, 2012
Earnings from continuing operations	$37,284		$64,089		$141,201
Income taxes	20,501		35,008		74,137
Earnings from continuing operations before income taxes	$57,785		$99,097		$215,338
Fixed charges:
Interest	$20,449		$38,681		$86,618
Amortization of debt expense, premium, net	834		1,432		2,618
Portion of rentals representative of an interest factor	124		242		498
Interest of capitalized lease	410		831		1,705
Total fixed charges	$21,817		$41,186		$91,439
Earnings from continuing operations before income taxes	$57,785		$99,097		$215,338
Plus: total fixed charges from above	21,817		41,186		91,439
Earnings from continuing operations before income taxes and fixed charges	$79,602		$140,283		$306,777
Ratio of earnings to fixed charges	3.65	X	3.41	X	3.35	X